October 23. 2012

Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549


Free Flow, Inc.
Registration Statement on Form S-1
File Number 333-179909

Dear Ms. Long,

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

FREEFLOW, INC.


/s/ "S" Douglas Henderson
---------------------------------
"S" Douglas Henderson
President

Cc: Karen Batcher, Esq.